Filed by Livongo Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Livongo Health, Inc.; Teladoc Health, Inc.,

Commission File No.: 001-38983

August 5, 2020

External Video Transcript

Today Teladoc Health and Livongo merge to create a new standard in keeping people healthy

https://vimeo.com/444828186/a696a51280

EFX TYPE: Today is a new day for healthcare

EFX TYPE: Today Teladoc Health and Livongo merge to create a new standard in keeping people healthy

EFX LOGOS: Teladoc Heath | Livongo

VO Jason Gorevic, Chief Executive Officer, Teladoc Health This is a momentous day in healthcare, and we are incredibly excited to announce the coming together of Teladoc Health and Livongo. The combination of these two complimentary companies will truly unlock the full potential of virtual care and change how consumers experience that now and forever. It will deliver value to consumers, employers, health plans, providers, and shareholders.

VO Glen Tullman, Founder & Executive Chairman, Livongo: From the start, Livongo has been committed to empowering people with chronic conditions to live better and healthier lives. As we look ahead, we believe the future is about keeping people healthy at home and being able to do so at scale. Combining these two leading organizations, creates the key to making that a reality for millions of people all around the world. Being able to meet the full spectrum of health needs in one single consumer centered experience is something that our members, and our clients have been asking us for, for years.

EFX: Personalized, technology-enabled longitudinal care that improves health outcomes. Patient & Virtual Care Team, Refer & Coordinate, Wellness & Prevention, Diagnose & Treat, Monitor & Manage

VO Jason: Coming together enables us to deliver an entirely new category of solutions. Redefining how the healthcare system works and delivering value to all constituents across the entire system.

EFX: Delivering the right are at the right time. Personalized, high-quality health support accessible anytime, anywhere. Digital Therapeutics. Experts, Specialist, Primary Care Physicians, Nurses and Therapists, Health Coaches. Clinical Quality: Evidence-based practices, Quality measurement and improvement. Personalized Predictive Analytics: AI +AI (registration mark), AI-driven behavior change; Health Nudges ™, Data integration.

VO Glen: The opportunity to deliver better health and care to millions of people around the world is simply massive. We are addressing more lives, across more populations and geographies. We are more fully meeting the needs of those most in need; Medicaid and Medicare in the US to be specific. And finally, we are more meaningfully aggressing the massive epidemic of people with chronic conditions around the world.

EFX: Woman in car checking blood glucose monitor, screen showing her blood glucose levels

EFX: Woman sitting looking at her mobile phone, screen shows her logging into her Teladoc account.

EFX: Woman’s hand touching her mobile phone and Livongo blood pressure app, checking her blood pressure is shown no the Bluetooth blood pressure monitor.

EFX: Woman unpacking her Livongo scale

EFX: Woman hands seen touching her mobile phone and interacting with mood tracker app. Woman walking, screen shows her mood tracker app progress.

EFX: Woman seen testing her blood glucose on a blood glucose monitor

EFX TYPE: Together we will transform the delivery, access and experience of healthcare

VO Glen: Our vision is to empower millions more people to live better and healthier lives with a partner who has their back.

VO Jason: Together we are redefining the category and changing what consumers expect from virtual care. And once they experience that, there is no going back.

EFX TYPE: We can’t wait to get to work

EFX LOGOS: Teladoc Heath | Livongo

LEGAL NOTICE

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc Health and Livongo, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc Health’s and Livongo’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of Teladoc Health’s and Livongo’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc Health and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals (including anticipated tax treatment) are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against Teladoc Health, Livongo or their respective directors; the effects of disruption to Teladoc Health’s or Livongo’s respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc Health’s or Livongo’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on Teladoc Health’s or Livongo’s stock prices; transaction costs; Teladoc Health’s ability to achieve the benefits from the proposed transaction; Teladoc Health’s ability to effectively integrate acquired operations into its own operations; the ability of Teladoc Health or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc Health’s or Livongo’s control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc Health’s business model; changes in market conditions and receptivity to Teladoc Health’s services and offerings; results of litigation; the loss of one or more key clients of Teladoc Health (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to Teladoc Health’s abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties’ business and general economic conditions; risks regarding Livongo’s ability to retain clients and sell additional solutions to new and existing clients; Livongo’s ability to attract and enroll new members; the growth and success of Livongo’s partners and reseller relationships; Livongo’s ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading “Risk Factors” of Teladoc Health’s Annual Report and Livongo’s Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Teladoc Health nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, Teladoc Health expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Teladoc Health that also constitutes a preliminary proxy statement of each of Teladoc Health and Livongo. After the registration statement is declared effective, each of Teladoc Health and Livongo will mail a definitive joint proxy statement/prospectus to stockholders of Teladoc Health and Livongo, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc Health or Livongo may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC HEALTH AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Teladoc Health or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Teladoc Health will be available free of charge on Teladoc Health’s website at https://ir.teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo’s website at https://ir.livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc Health or Livongo.

Teladoc Health and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc Health is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term “Teladoc Health” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to Teladoc Health, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.